Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantees to Hebei Airlines Company Limited by Xiamen Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

15 January 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-001

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO

THE PROVISION OF GUARANTEES TO

HEBEI AIRLINES COMPANY LIMITED BY

XIAMEN AIRLINES COMPANY LIMITED

The board of directors of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•	Guarantor: Xiamen Airlines Company Limited (hereinafter referred to as “Xiamen Airlines”)

•	Guarantee: Hebei Airlines Company Limited (hereinafter referred to as “Hebei Airlines”)

•	Amount of this guarantee: the guarantee of joint liability to be provided by Xiamen Airlines in respect of all obligations under the aircraft lease agreement entered into between Hebei Airlines and Jianxin Company will be with the maximum total guarantee amount of not more than USD60 million (equivalent to approximately RMB369 million); the guarantee of joint liability to be provided by Xiamen Airlines in respect of the domestic and foreign currency loan agreement, foreign exchange loan agreement and international and domestic trade financing agreement entered into between Hebei Airlines and ICBC Xiamen Jiangtou Branch will be with the maximum total guarantee amount of not more than RMB540 million);

•	Balance of Amount of guarantee already provided: the amount of guarantees already provided by Xiamen Airlines to Hebei Airlines is USD295 million (equivalent to approximately RMB1.947 billion);

•	No provision of counter-guarantee;

•	As at the date of this announcement, the amount in respect of the joint liability loan guarantees for training costs of self-sponsored trainee pilots performed by China Southern Airlines Company Limited (hereinafter referred to as “the Company”, “Company”) and Xiamen Airlines, a subsidiary of the Company, is approximately RMB19.1727 million and RMB1.377 million, respectively (unaudited);

I. SUMMARY OF THE GUARANTEE

(I) Basic information of the guarantee

According to the approval and mandate of the Board and the general meeting of the Company, on 15 January 2018, Xiamen Airlines entered into one guarantee agreement with Jianxin Jin No.52 Leasing (Tianjin) Co., Ltd. (hereinafter referred to as “Jianxin Company”), for the purpose of providing guarantee for Hebei Airlines for its entering into the lease agreement (hereinafter referred to as the “Aircraft Lease Agreement”) with Jianxin Company regarding one B737-800 aircraft (Aircraft Registration No. B-1366). During the effective period of the aforementioned guarantee agreement, guarantee of joint liability will be provided by Xiamen Airlines, within the maximum outstanding balance of USD60 million, in respect of all obligations under the Aircraft Lease Agreement entered into between Hebei Airlines and Jianxin Company. On the same day, Xiamen Airlines signed a maximum amount guarantee agreement with Xiamen Jiangtou Branch of Industrial and Commercial Bank of China Limited (hereinafter referred to as “ICBC Xiamen Jiangtou Branch”). During the period from the effective date of the maximum amount guarantee agreement to 30 June 2018, guarantee of joint liability will be provided by Xiamen Airlines, within the maximum outstanding balance of RMB540 million, in respect of the domestic and foreign currency loan agreement, foreign exchange loan agreement and international and domestic trade financing agreement entered into between Hebei Airlines and ICBC Xiamen Jiangtou Branch.

(II) Decision-making procedures

On 5 May 2017, the Board resolved to approve the following resolution unanimously by means of written resolution: it is approved to authorize Xiamen Airlines to provide loan guarantees for Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion (or equivalent foreign currency) respectively within the period from 1 July 2017 to 30 June 2018. For further details, please refer to the Announcement on Submission to the General Meeting for Authorization to Xiamen Airlines to Provide Guarantees to Hebei Airlines Company Limited and Jiangxi Airlines Company Limited dated 6 May 2017, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

On 30 June 2017, the general meeting of the Company approved through a resolution at the general meeting to authorize Xiamen Airlines to provide loan guarantees to Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion (or equivalent foreign currency) respectively within the period from 1 July 2017 to 30 June 2018. For further details, please refer to the Announcement of the Resolutions of Annual General Meeting of China Southern Airlines for the year 2016 dated 1 July 2017, which was published on China Securities Daily, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange.

II. INFORMATION ON THE GUARANTEED PARTY

(I) Overview of the Guaranteed Party

Name of guaranteed party: Hebei Airlines Company Limited

Place of registration: World Trade Plaza Hotel, No. 303 Zhongshan East Road, Shijiazhuang

Legal representative: Zhao Dong

Registered capital: RMB2.6 billion

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of The State Council); and import and export goods and technologies (except for the international prohibition and those need to approved).

Material contingencies affecting solvency of the guaranteed party: None

As at the date of this announcement, the guaranteed party was rated AA+ for the credit rating by Industrial and Commercial Bank.

Shareholding structure: Hebei Airlines is owned as to 99.47% by Xiamen Airlines and 0.53% by Shenyang Zhongrui Investment Co., Ltd., respectively.

Financial information for the latest one year and one period :

Unit: RMB million

Item	As at 31 December 2016	As at 30 September 2017 (unaudited)
Total assets	4,713.92	4,608.01
Total liabilities	2,748.67	2,477.23
Total bank loans	208.11	155.37
Total current liabilities	2,138.42	2,027.77
Net assets	1,965.25	2,130.78

	January- December 2016	January- September 2017 (unaudited)
Revenue	1,687.38	1,617.06
Net profit	133.78	165.53

(II) Relationship of the Guaranteed Party with the Guarantor and the Company

Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines is a subsidiary of Xiamen Airlines, which owns 99.47% shareholdings of Hebei Airlines.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENT

(I) Guarantee Agreement Entered into between Xiamen Airlines and Jianxin Company

1. Scope of Guarantee

Xiamen Airlines agreed to provide guarantee of joint liability in respect of all obligations under the Aircraft Lease Agreement entered into between Hebei Airlines and Jianxin Company.

2. Term of Guarantee

The term of guarantee shall start from the effective date of the guarantee agreement till six (6) months after the end of leasing period.

3. Amount of Guarantee

The maximum outstanding balance of the guarantee should be USD60 million (or its equivalent in any other currency or currencies converted at the rate or rates applicable at the time when the relevant liability in respect of the guaranteed obligations were incurred), and subject to the adjustments according to obligation performance situation by guaranteed person under the Aircraft Lease Agreement.

(II) Maximum Amount Guarantee Agreement Entered into between Xiamen Airlines and ICBC Xiamen Jiangtou Branch

1. Scope of Guarantee

Xiamen Airlines agreed to provide guarantee of joint liability in respect of the domestic and foreign currency loan agreement, foreign exchange loan agreement and international and domestic trade financing agreement entered into between Hebei Airlines and ICBC Xiamen Jiangtou Branch. The scope of the maximum amount guarantee includes the principal, interest, compound interest, penalty interest, liquidated damages, damages, exchange rate losses (losses due to changes in exchange rates) and costs for realisation of the claims (including but not limited to litigation costs, legal fees, etc.), but the costs for realization of the claims is not included in the maximum guaranteed balance of the maximum amount guarantee agreement.

2. Term of Guarantee

The term of guarantee shall be two years starting from the day after the expiration of the term of the loan under the principal loan agreement; when ICBC Xiamen Jiangtou Branch announces that the loan is due earlier than the original maturity date in accordance with the provisions of the principal loan agreement, the term of guarantee shall then be two years starting from the day after the early maturity date of the loan.

3. Amount of Guarantee

The maximum outstanding balance of the guarantee refers to the sum of the claims in different currencies all denominated in renminbi calculated according to the middle foreign exchange rate announced by ICBC on the day Xiamen Airlines undertakes the principal claim under the guaranteed obligations, which should be not more than RMB540 million.

IV. OPINIONS OF THE BOARD

The Board is of the opinion that (i) the guarantees are within the scope of the approval and mandate of the general meeting of the Company and the relevant decision-making procedures are in compliance with the laws and regulations; and (ii) the guarantees provided by Xiamen Airlines for the aircraft finance lease and the bank loans of Hebei Airlines, respectively, take full consideration of the needs in production, operation and development of Hebei Airlines, are conducive for Hebei Airlines to broaden its financing channels, reduce financing costs, and hence are in line with the overall development needs of the Company and Xiamen Airlines.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB360.8753 million, representing approximately 0.84% of the Company’s audited net assets for the latest period. The total guarantee amount provided by the Company and Xiamen Airlines for the wholly-owned subsidiaries and subsidiaries of the Company was RMB5.03 billion, representing approximately 11.65% of the Company’s audited net assets for the latest period. The amount in respect of the joint liability loan guarantees for training costs of self-sponsored trainee pilots performed by the Company and Xiamen Airlines is approximately RMB20.5497 million (unaudited).

VI. REPORTING AND FILING DOCUMENTS

1.	Guarantee Agreement

2.	Maximum Amount Guarantee Agreement

3.	Copy of the Business Licence of the Guaranteed

4.	Resolutions of Annual General Meeting of the Company for the year 2016

5.	Audit Report and Financial Statements of Hebei Airlines for the year 2016

Board of Directors of
China Southern Airlines Company Limited
15 January 2018